

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2013

Via E-mail
Mr. John G. Demeritt
Chief Financial Officer
Franklin Street Properties Corp.
401 Edgewater Place
Suite 200
Wakefield, MA 01880

   Re: Franklin Street Properties Corp.
     Form 10-K for fiscal year ended December 31, 2012
     Filed on February 19, 2013
     File No. 001-32470

Dear Mr. Demeritt:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Robert F. Telewicz Jr.

         Robert F. Telewicz Jr.
         Senior Staff Accountant